

Mail Stop 3561

August 10, 2007

Mr. Thomas C. Braum, Jr.
Executive Vice President and Chief Financial Officer
Handleman Company
500 Kirts Boulevard
Troy, Michigan 48084-5225

> **RE:** **Handleman Company**
> **Form 10-K for Fiscal Year Ended April 28, 2007**
> **Filed June 29, 2007**
> **Form 8-K Filed June 29, 2007**
> **File No. 1-7923**

Dear Mr. Braum:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended April 28, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

1. You disclose that you expect an improvement in operating performance for Handleman UK after the discontinuation of the ASDA music supply arrangement separation process is complete. Please provide more insight into the underlying

reasons why you believe the loss of this business would result in an improvement in operating performance given the significance of the revenues related to the arrangement. Also clarify whether the expected improvement in operating performance is limited to the expected reduction in working capital and discuss the potential impact on future earnings and cash flows. In this regard, quantitative disclosure should be considered if quantitative information is reasonably available. See Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350, issued December 19, 2003 and available on our website at www.sec.gov.

2.   We note your disclosure of the trend in the overall music industry. Please provide a more informative discussion of the impact this trend has had and is reasonably expected to have on your revenues, income and liquidity. Please also provide more insight into material opportunities, challenges and risks presented by the trend on which you are most focused for both the short and long term, as well as the actions you are taking to address those opportunities, challenges and risks. For example, you should discuss the new business initiatives and your cost reduction plan disclosed in the information furnished on Form 8-K filed June 29, 2007. In addition, please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Discuss whether you expect levels to remain at current levels or to increase or decrease. Refer to SEC Release No. 33-8350.

Critical Accounting Estimates, page 16

3.   Your disclosure of critical accounting estimates should supplement, not duplicate, the description of accounting policies disclosed in the notes to financial statements. Please revise to address material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements and the impact of the estimates on financial condition and operating performance to provide greater insight into the quality and variability of information regarding financial condition and operating performance. In particular, you should address why your accounting estimates or assumptions bear the risk of change and analyze such factors as how you arrive at estimates, how accurate estimates have been in the past, how much estimates have changed in the past, whether estimates are likely to change in the future and their sensitivity to change. In doing so, provide quantitative disclosure as well qualitative disclosure when quantitative information is reasonably available. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Comparison of Fiscal 2007 with Fiscal 2006, page 19

4.   Reference is made to your disclosure of the CD anti-trust settlement in the information furnished on Form 8-K filed June 29, 2007. It appears this settlement had a significant effect on your operating results in fiscal 2007. As such, please include a discussion of this matter or tell us why you believe a discussion of the gain is not required.

Liquidity and Capital Resources, page 23

5.   Please revise to provide a discussion and analysis of financial condition, changes in financial condition and cash flows for three year period covered by the financial statements. The discussion and analysis should address material year to year changes in financial position and cash flows and the reasons underlying those changes and provide information that is relevant to an understanding of your financial condition and cash flows. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

6.   Please revise your table of contractual cash obligations and commitments to include estimated interest payments on outstanding debt obligations and executory costs in connection with operating lease obligations, amounts to be funded to cover post-employment benefits and payments of other long-term obligations reflected on your balance sheet. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, please provide information regarding these cash requirements in a footnote to the table to the extent material. See Section IV.A and footnote 46 to SEC Release No. 33-8350.

Item 7A. Quantitative and Qualitative Disclosures About Market Risks, page 29

7.   Please revise to provide quantitative information about market risk as of the end of the latest fiscal year in accordance with one of the disclosure alternatives in Item 305 of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page 29

Consolidated Statements of Cash Flows, page 35

8.   Please tell us the items and their amounts included in the "recoupment of license advances" line item in the reconciliation of net cash provided by operating activities. If this line item represents amortization of software development costs and license advances disclosed in Note 5 and the write-down of software development costs to net realizable value disclosed in the second paragraph on page 20 consider revising the line item caption to be more descriptive of the

nature of the items it includes. Otherwise tell us why the classification of the items included in the line item is appropriate.

Notes to Consolidated Financial Statements, page 36

Note 5. Goodwill and Intangible Assets, page 47

9.   Please tell us and disclose the significant terms of your software development and license agreements including royalty provisions and related commitments. We are particularly interested in understanding the interrelationship between development costs, capitalized software and license advances and the royalty obligations.

10.   Please disclose total research and developments costs charged to expense for each year presented. Refer to paragraph 13 of SFAS 2.

Note 9. Pension Plan, page 52

11.   Please tell us and disclose why you were required to perform a re-measurement of your Canadian pension plan. Please also tell us why the measurement was calculated in accordance with SFAS 88 and your consideration of any disclosures required by SFAS 132(R) as a result of the re-measurement.

Note 10. Stock-Based Compensation, page 56

12.   Please disclose the total intrinsic value of options exercised and the total fair value of performance shares and restricted stock vested for each year for which an income statement is presented. Refer to paragraph A240(c)(2) of SFAS 123(R). Also, for fully vested share options and share options expected to vest at the date of the most recent balance sheet, please disclose the aggregated intrinsic value of options outstanding and options exercisable. Refer to paragraph 240(d) of SFAS 123(R).

Note 12. Segment Information, page 63

13.   Please tell us why it is appropriate to aggregate the category management and distribution operations of REPS with those of Handleman. Please address each of the aggregation criteria in paragraph 17 of SFAS 131. We are particularly interested in understanding the economic characteristics of these segments. Please advise in detail.

14.   Please disclose revenues from external customers for each product and service or each group of similar products and services such as revenues from music

products, console video game products, greeting cards and REPS home
entertainment and consumer products. Please refer to paragraph 37 of SFAS 131.

Form 8-K filed June 29, 2007

15.   Regarding your presentation of Adjusted EBITDA, please disclose the
        information required by paragraphs (e)(1)(i)(C) and (e)(1)(i)(D) of Item 10 of
        Regulation S-K. Refer to Instruction 2 of Item 2.02 of Form 8-K.

        As appropriate, please amend your filings and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendments to expedite our review. Please furnish
a cover letter that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that
we may have additional comments after reviewing your amendments and responses to
our comments. Please submit your response letter on EDGAR.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the
  disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do
  not foreclose the Commission from taking any action with respect to the
  filings; and

- the company may not assert staff comments as a defense in any
  proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Branch Chief